Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual and Special General Meeting of Shareholders
May 7, 2015

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Corporation held on May 7, 2015 (the “Meeting”).

Election of Directors

Each of the five (5) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

Name	Number of Voted Shares	For	For%	Withhold	Withhold%
H. Greg Chamandy	39,863,658	21,052,549	63.74	11,975,957	36.26
Renaud Adams	39,863,658	22,197,294	67.21	10,831,212	32.79
René Marion	39,863,658	31,808,944	96.31	1,219,562	3.69
Elaine Ellingham	39,863,658	20,403,256	61.77	12,625,250	38.23
Michael Pesner	39,863,658	29,414,672	89.06	3,613,834	10.94

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 39,863,658
For: 39,076,185 shares, representing 98.02%
Withheld from the vote: 787,473 shares, representing 1.98%

Deferred stock unit plan

The resolution for the adoption of the Deferred stock unit plan was approved for a three year period. Proxies were received as follows:

Number of voted shares: 39,863,658
For: 17,724,343 shares, representing 53.66%
Against: 15,304,163 shares, representing 46.34%

Unallocated rights and entitlement under the Omnibus long-term incentive plan

The resolution confirming the approval of unallocated rights and entitlement under the Omnibus long-term incentive plan was approved for a three year period. Proxies were received as follows.

Number of voted shares: 39,863,658
For: 17,697,563 shares, representing 53.58%
Against: 15,330,943 shares, representing 46.42%

May 7, 2015

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Lawyer and Corporate Secretary